October 4, 2012

Securities and Exchange Commission
Division of Corporation Finance
Attention: Larry Spirgel
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549

Re:	CTC Media, Inc.
Form 10-K for the fiscal year ended December 31, 2011
Filed February 28, 2012
Form 10-Q for the quarterly period ended June 30, 2012
Filed August 7, 2012
File No. 000-52003

Ladies and Gentlemen:

On behalf of CTC Media, Inc. (the “Company”), we are responding to your letter dated September 25, 2012 to Mr. Boris Podolsky, Chief Executive Officer of the Company.

The Company has just appointed a new Chief Financial Officer, Mr. Nikolay Surikov, effective October 1, 2012. Mr. Surikov requires some additional time to familiarize himself with the Company’s business and prior communications with the Staff.  In addition, during the course of the next week, the Company has plans to participate in several meetings with industry participants as well as government leaders to discuss the digitalization project. These meetings will help the Company to clarify the current status of its broadcast licenses and to address their accounting impact.  In light of these circumstances, we respectfully request on behalf of the Company additional time to prepare a response to the Staff’s letter. We would propose to submit a response by October 23, 2012.

We hope that the above time frame will be acceptable to the Staff.  If you have any questions or comments regarding this response letter, please contact either the undersigned at the telephone number or email address indicated above, or Shira Auerbach of this firm at 011-44-20-7645-2524 or shira.auerbach@wilmerhale.com.

Very truly yours,

Timothy J. Corbett

cc:	Securities and Exchange Commission:

Inessa Kessman, Senior Staff Accountant
Ivette Leon, Assistant Chief Accountant

CTC Media, Inc.:

Boris Podolsky, Chief Executive Officer
Nikolay Surikov, Chief Financial Officer

Ernst & Young LLC:

Bob Akright, Partner